Exhibit 12.0
BANC OF CALIFORNIA, INC.
FIXED CHARGE CALCULATION

Year Ended December 31,
	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges:
Excluding interest on deposits	1.87x	5.22x	4.21x	2.14x	1.34x
Including interest on deposits	1.27x	2.53x	2.42x	1.35x	1.12x
Ratio of earnings to combined fixed charges and preferred stock dividends: (1)
Excluding interest on deposits	0.82x	2.09x	2.30x	1.35x	0.94x
Including interest on deposits	0.91x	1.64x	1.77x	1.15x	0.97x

(1)
The ratios of earnings to fixed charges and preferred stock dividends both excluding and including interest on deposits were less than one-to-one for the years ended December 31, 2017 and 2013. Earnings were insufficient to cover fixed charges by $11.3 million and $800 thousand, respectively, for the years ended December 31, 2017 and 2013.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement

	Year Ended December 31,
($ in thousands)	2017	2016	2015	2014	2013
Earnings:
1. Income (loss) before income tax	$26,893	$100,489	$69,166	$14,695	$4,401
2. Add: Interest expense	85,000	59,499	42,621	32,862	23,282
3. Earnings including interest on deposits	111,893	159,988	111,787	47,557	27,683
4. Less: Interest expense on deposits	60,414	40,220	25,783	24,411	16,051
5. Earnings excluding interest on deposits	$51,479	$119,768	$86,004	$23,146	$11,632
Fixed charges:
6. Interest expense (Line 2)	$85,000	$59,499	$42,621	$32,862	$23,282
7. Interest portion on rental expense	2,931	3,680	3,582	2,378	1,434
8. Including interest on deposits and capitalized interest	87,931	63,179	46,203	35,240	24,716
9. Less interest expense on deposits (Line 4)	60,414	40,220	25,783	24,411	16,051
10. Total fixed charges, excluding interest on deposits	$27,517	$22,959	$20,420	$10,829	$8,665
Fixed charges and preferred stock dividends:
11. Interest expense (Line 2)	$85,000	$59,499	$42,621	$32,862	$23,282
12. Interest portion on rental expense	2,931	3,680	3,582	2,378	1,434
13. Preferred stock dividends (1)	35,260	34,334	16,936	6,276	3,767
14. Including interest on deposits, capitalized interest and preferred stock dividends	123,191	97,513	63,139	41,516	28,483
15. Less interest expense on deposits (Line 4)	60,414	40,220	25,783	24,411	16,051
16. Total fixed charges and preferred stock dividends, excluding interest on deposits	$62,777	$57,293	$37,356	$17,105	$12,432
Ratio of earnings to fixed charges:
Excluding interest on deposits (Line 5 divided by Line 10)	1.87	5.22	4.21	2.14	1.34
Including interest on deposits (Line 3 divided by Line 8)	1.27	2.53	2.42	1.35	1.12
Deficiency	$—	$—	$—	$—	$—
Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits (Line 5 divided by Line 16)	0.82	2.09	2.30	1.35	0.94
Including interest on deposits (Line 3 divided by Line 14)	0.91	1.64	1.77	1.15	0.97
Deficiency	$11,298	$—	$—	$—	$800
(1) Utilized a 42 percent effective tax rate